     Exhibit 12.1
Computation of Ratio of Earnings to Fixed charges

								Pro	Pro
	Actual							forma	forma
	For the year ended June 30,					For the Nine Months Ended March 31,		For the year ended	For the nine months ended
	2005	2006	2007	2008	2009	2009	2010	June 30, 2009	March 31, 2010
Net (loss) income	(357)	6,965	(32,203)	43,364	(6,822)	26,535	162	(6,822)	162
Adjustments
Income tax provision	19,986	27,517	37,735	36,015	15,023	23,970	11,538	15,023	11,538
Total fixed charges	40,438	36,719	38,011	64,459	61,369	45,822	58,815	106,912	90,835

Income	60,067	71,201	43,543	143,838	69,570	96,327	70,515	115,113	102,535

Fixed charges
Interest expense	32,192	27,705	29,701	41,319	40,837	30,413	43,963	85,735	74,240
Deferred issuance costs amortization	1,686	1,997	1,761	3,059	2,859	2,147	2,449	3,504	4,192
Imputed interest expense	6,560	7,017	6,549	20,081	17,673	13,262	12,403	17,673	12,403

Total fixed charges	40,438	36,719	38,011	64,459	61,369	45,822	58,815	106,912	90,835

Ratio of Earnings to fixed charges	1.5	1.9	1.1	2.2	1.1	2.1	1.2	1.1	1.1